Exhibit 99.1
FOR IMMEDIATE RELEASE — February 23, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSX Symbol — PEF; NYSE Alternext Symbol — PED)
PETROFLOW ENERGY LTD. GRANTS STOCK OPTIONS
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that the Company’s Board of Directors has approved the granting of 60,000 stock options to one of its directors pursuant to Petroflow’s existing Stock Option Plan.
Each option entitles the holder to acquire one common share of Petroflow at an exercise price of CDN $1.34 expiring five (5) years from the date of grant. The options vest as to 1/3 on the date of grant, 1/3 on the first (1st) anniversary of the date of grant and 1/3 on the second (2nd) anniversary of the date of grant.
For additional information, please contact the following:
Mr. John Melton, President & CEO
Petroflow Energy Ltd.
985.796.8080
www.petroflowenergy.com
Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.
403.539.4320
www.petroflowenergy.com

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